4: Orbital Corporation - $6m Capital Raising 7:

Orbital Corporation - $6m Capital Raising

PERTH, AUSTRALIA:

Placement and Share Purchase Plan

Orbital Corporation Limited ("Orbital" or "Company") advises that it has successfully raised $4.0 million through a placement of approximately 26.6 million shares at an issue price of $0.15 per share. The Company will also make an offer under a Share Purchase Plan ("SPP") so that all its shareholders resident in Australia and New Zealand are entitled to purchase up to $5,000 worth of ordinary shares in the Company at the $0.15 per share placement price. If fully subscribed, the SPP will raise a further $2.0 million.

Shareholder approval is not required to complete this capital raising and will not be sought by the Company.

Patersons Securities Ltd acted as Lead Manager to the share placement which was well supported by existing shareholders and new investors. Patersons Securities Ltd has also fully underwritten the SPP.

Reason for capital raising

The purpose of the capital raising is to support the growth of the business. As discussed at the Company's recent AGM, Orbital commenced the financial year with a healthy order book for engineering services, with additional orders since June continuing to be robust. In line with the Company's last shareholder communications in October, we have seen a strong increase in engineering services revenue in the first quarter and we anticipate this will continue for the second quarter providing confidence for an improved full year result from this business segment. Also, in September 2006, Orbital agreed to pay $500k to settle in full a legal dispute with Coles Myer. These conditions have increased the working capital requirements beyond our earlier estimates.

In addition, Orbital anticipates opportunities to expand the size and scope of the business including for example larger scale engineering programs and strategic alliances. Following the capital raising, the Company will have a more appropriate level of working capital and will be able to better pursue these opportunities and ensure we can be more proactive in pursuing growth.

Details of Share Purchase Plan

Orbital is pleased to provide shareholders an opportunity to participate in the capital raising through the SPP. The SPP will enable all Orbital shareholders resident in Australia and New Zealand to purchase up to $5,000 worth of ordinary shares in Orbital (ranking equally with existing fully paid ordinary shares) at the placement price of A$0.15 per share, without incurring brokerage or other transaction costs. In the event of shareholder demand in excess of the pool of stock available for the SPP (currently being approximately 13.3 million shares), Orbital may elect to accept additional SPP applications.

Eligible shareholders who are registered as at 5:00pm (Perth time) on 21 November 2006 will be entitled to participate in the SPP. A letter which sets out the offer under the SPP will be sent to all eligible shareholders shortly after that date.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company's Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this press release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).